UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On December 15, 2020, Evogene Ltd., or Evogene, announced reaching a ‘lead’ stage in the novel mode-of-action herbicide program of its subsidiary, Ag Plenus Ltd., or AgPlenus. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, and is incorporated herein by reference.

The contents of Exhibit 99.1 to this Form 6-K, excluding the statements of AgPlenus’ CEO and Evogene’s President and CEO contained therein and the video referenced therein, are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission, or the SEC) File No. 333-240249, filed with the SEC on July 31, 2020), and Form S-8 (SEC File No.’s 333-193788, 333-201443 and 333-203856, filed with the SEC on February 6, 2014, January 12, 2015 and May 5, 2015, respectively) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2020	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: AgPlenus Announces Reaching a ‘Lead’ Stage in its Novel Mode-of-Action Herbicide Program.